Rio Narcea Gold Mines, Ltd.

Quarterly Report to Shareholders

for the Third Quarter Ended

September 30, 2005

Rio Narcea

QUARTERLY REPORT TO SHAREHOLDERS

FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2005

(All dollar amounts in U.S. currency unless otherwise stated)

Third Quarter Highlights

▪

Revenues of $32.0 million including sales of Aguablanca nickel concentrate of $14.5 million.

▪

Net loss of $10.1 million including a derivatives loss primarily related to copper derivative financial instruments of $7.8 million, of which $5.9 million were non-cash.

▪

Operating income of $0.6 million.

▪

Cash provided by operating activities of $5.8 million.

▪

$57.6 million held in cash and cash equivalents.

▪

Gold production from the Company’s own operations of 20,707 ounces at a cash cost of $430 per ounce (refer to Non-GAAP measures section).

▪

Nickel production of 3.7 million pounds. Nickel cash cost of sales declines to $2.68 per pound (from $4.05 per pound in the second quarter of 2005) (refer to Non-GAAP measures section).

Rio Narcea Gold Mines, Ltd. (“Rio Narcea” or the “Company”) reported a net loss for the third quarter of 2005 of $10,123,400 or $0.06 per share compared to a net loss of $6,379,100 or $0.05 per share in the same period of 2004. This net loss was caused principally by a   derivatives loss of $7,776,900, a non-operating item, due primarily to the recent higher copper prices that resulted in a lower fair value of the copper forward contracts required for project debt.

Operating income for the third quarter of 2005 was $609,800, compared to an operating loss of $4,073,200 in the same period of 2004. Operating revenues totalled $31,983,600 in the third quarter of 2005 compared to $19,234,200 in the same period last year. Sales in the third quarter of 2005 include sales of Aguablanca nickel concentrate, which amounted to $14,456,700, sales from the Company’s own gold operations of $7,470,200 and gold sales related to the Nalunaq agreement of $10,056,700. Operating cash flow was $5,768,900 during the quarter ended September 30, 2005, of which $5,285,100 was cash flow from the Nickel operations. In the same period last year, during which there were no Nickel operations, operating cash flow was $4,610,200.

For the nine months ended September 30, 2005, the net loss amounted to $32,457,800 or $0.21 per share, compared to a net loss of $13,079,300 or $0.11 per share in the same period of 2004. This net loss included a foreign currency exchange loss of $10,247,500 due to the effect of the stronger U.S. Dollar / Euro exchange rate during the first nine months of 2005 and a derivatives loss of $15,441,600, of which $11,401,800 was non-cash. Operating revenues were $77,120,600 for the nine months ended September 30, 2005 compared to $51,972,000 for the same period of 2004; while operating cash flow was ($4,071,900) during the first nine months of 2005 compared to $12,232,500 in the corresponding period in 2004. The negative operating cash flow during the nine months period ended September 30, 2005 was mainly attributable to the following factors: the increase in the cost of gold sales, due to the increased underground costs at the Company’s own gold operations and higher administrative and corporate expenses, including increased accounting and legal expenses. Nickel operating cash flow for the first nine months of 2005 was positive, reflecting nickel sales booked during the period.

Summary of Results

($000 except where stated)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2004	2005	2004
Revenues	31,984	19,234	77,121	51,972
Cash flow provided by (used in) operating Activities	5,769	4,610	(4,072)	12,233
Net loss	(10,123)	(6,379)	(32,458)	(13,079)
Net loss per share – basic	(0.06)	(0.05)	(0.21)	(0.11)
Weighted average shares outstanding – basic (in millions)	158.0	119.5	157.8	115.4

	September 30, 2005	December 31, 2004
Cash and cash equivalents	57,604	81,889
Long-term debt, excluding current portion	17,690	31,109
Shareholders’ equity	150,858	191,320

Summary of Quarterly Results

($000 except where stated)

	2005			2004				2003
	3Q	2Q	1Q	4Q	3Q	2Q	1Q	4Q
Operating revenues	31,984	36,217	8,920	15,816	19,234	13,900	18,838	15,565
Net income (loss)	(10,123)	(6,207)	(16,128)	(31,366)	(6,379)	(288)	(6,412)	2,759
Net income (loss) per share – basic	(0.06)	(0.04)	(0.10)	(0.21)	(0.05)	(0.00)	(0.06)	0.02
Net income (loss) per share – diluted	(0.06)	(0.04)	(0.10)	(0.21)	(0.05)	(0.00)	(0.06)	0.02
Cash flow provided by (used in) operating activities	5,769	1,234	(11,075)	(3,354)	4,610	2,702	4,920	6,844

Management’s Discussion and Analysis

The following discussion of the operating results and financial position of the Company should be read in conjunction with the accompanying unaudited interim consolidated financial statements and related notes for the third quarter ended September 30, 2005 (refer to note 2 of the unaudited interim consolidated financial statements) and Management’s Discussion and Analysis for the year ended December 31, 2004. The date of this Management’s Discussion and Analysis is November 9, 2005.

Review of Mining Operations – Nickel

Aguablanca Nickel Mine

During the third quarter of 2005, the Aguablanca nickel mine produced 3.7 million pounds of nickel and 2.9 million pounds of copper from processing 258,121 tonnes of ore at average nickel and copper head grades of 0.83% and 0.58%, respectively. Nickel and copper recoveries achieved during the period were 76.8% and 88.5%, respectively. Cash cost of sales amounted to $2.68 per pound (refer to Non-GAAP measures section). Mine head grades are reconciling well with the ore block model for the open pit.

During the first nine months, the Aguablanca plant processed 722,790 tonnes of ore with head grades of 0.72% nickel and 0.54% copper. Metal recoveries were 67.8% nickel and 88.4% copper to yield more than 7.7 million pounds of nickel and 7.5 million pounds of copper.

Operating Results

	Three Months Ended September 30, 2005	Nine Months Ended September 30, 2005
Ore milled (tonnes)	258,121	722,790
Nickel head grade (%)	0.83	0.72
Copper head grade (%)	0.58	0.54
Nickel recovery (%)	76.8	67.8
Copper recovery (%)	88.5	88.4
Nickel production (000 lb)	3,654	7,778
Copper production (000 lb)	2,946	7,552

Nickel head grade, recovery and metal production increased by 30%, 21% and 43%, respectively, during the third quarter compared to the second quarter of 2005. In October, nickel recoveries averaged 79%, close to the design specification of 82%. The SAG mill performance and, consequently, plant throughput were 10% below that of the second quarter. Premature failure in August of new discharge grates, which were installed in June, forced the operation to holdback throughput in September until new grates arrived in October.

Newly designed grates were installed early in October and the operation of the SAG mill at a higher ore/ball charge has improved production significantly. Since installation of the new grates, the plant has averaged 170 tonnes per hour. Froth pumps, piping upgrades and filter upgrades are expected to be completed in phases in early December. These upgrades and modifications should result in further increases in throughput. Ore production and waste production from the open pit will continue to easily keep pace with plant production.

The other important issue for Aguablanca is the nickel concentrate grade which was 5.4% in September versus a design of 8.5%. Ongoing studies and optimization work have identified a number of modifications to improve the concentrate grade. For example, sludge from the basement of the plant is now being routed through scavengers or cleaners instead of being sent directly to the concentrate thickener as per the original design; baffles are being placed in most flotation cells in order to improve flow characteristics and a cleaning circuit for pre-flotation is being prepared. The implementation of some of these modifications has, to date, resulted in the concentrate grade averaging between 6% and 7% during the later part of October. Further improvements in concentrate grade are expected in November as the modifications and fine tuning continue.

The Company is evaluating its legal remedies as a result of the design deficiencies of the Aguablanca plant and the remedial actions which have had to be taken.

Development of the underground ramp at Aguablanca to the initial planned length of 2,800 meters and infill diamond drilling of the mineralized area immediately below the current planned open pit shell will be completed by year-end. Once drilling is completed, a resource estimate will be prepared which is intended to form the basis of an analysis of the economics of underground mining.

Review of Mining Operations – Gold

During the third quarter of 2005, the Company’s own underground gold operations produced 20,707 ounces of gold at a cash cost of $430 per ounce as compared with 24,866 ounces of gold at a cash cost of $225 per ounce in the same period of 2004. The El Valle plant processed 99,405 tonnes of the Company’s own ore at an average gold grade of 6.7 g/t gold, plus 28,130 tonnes of Nalunaq ore, compared with 133,564 tonnes of the Company’s own ore with an average grade of 6.1 g/t gold, plus 39,547 tonnes of Nalunaq ore in the prior year period. Recoveries averaged 95.9% (Nalunaq included) in the third quarter of 2005 compared to 96.6% a year earlier.

Operating Results

	Three Months Ended September 30
	2005			2004
	Rio Narcea’s operations	Nalunaq ore	Total	Rio Narcea’s operations	Nalunaq ore	Total
Tonnes of ore milled	99,405	28,130	127,535	133,564	39,547	173,111
Grade (g/t)	6.7	16.6	8.9	6.1	18.9	9.0
Recovery (%)	95.4	96.7	95.9	95.6	97.6	96.6
Gold production (oz)	20,707	14,570	35,277	24,866	23,501	48,367
Cash cost ($/oz)(a)	430	443	436	225	388	304

(a)

Refer to Non-GAAP measures section.

	Nine Months Ended September 30
	2005			2004
	Rio Narcea’s operations	Nalunaq ore	Total	Rio Narcea’s operations	Nalunaq ore	Total
Tonnes of ore milled	328,998	76,343	405,341	465,308	65,821	531,129
Grade (g/t)	5.8	15.8	7.7	6.7	17.2	8.0
Recovery (%)	94.0	96.6	95.0	95.3	97.7	95.9
Gold production (oz)	57,601	37,410	95,011	95,201	35,650	130,851
Cash cost ($/oz)(a)	414	428	420	199	389	251

(a)

Refer to Non-GAAP measures section.

El Valle and Carlés Mines

The Boinás zone within the El Valle underground operation produced 41,038 tonnes of ore grading 2.8 g/t gold and 0.9% copper during the third quarter (123,029 tonnes at 2.7 g/t gold and 0.9% copper during the first nine months), which was lower than the planned 69,398 tonnes at 4.0 g/t gold and 0.8% copper. At the Carlés mine, 38,462 tonnes of underground ore grading 6.5 g/t gold and 0.8% copper were mined from the Carlés East deposit during the third quarter

(120,010 tonnes at 5.6 g/t gold and 0.8% copper during the first nine months), compared to a budget of 48,367 tonnes at 6.3 g/t gold and 0.7% copper.

Production from Carlés and Boinás was 87% and 72% of plan, respectively, during the first nine months of 2005. Combined gold and copper grades were slightly above plan for Carlés while combined grades gold and copper grades from Boinás were below plan.

As a result of the August 30th decision of the Asturian government not to allow the Salave project to proceed, and the continued marginal performance of the Boinás underground operation in particular; the Company is reviewing various options for the future of the Spanish gold operations.

The El Valle Plant has continued to operate smoothly during first nine months of the year. Production including Nalunaq is 29,000 tonnes below plan mainly due to ore hardness. Plant production excluding Nalunaq was 14,000 tonnes above plan. The gold head grade, excluding Nalunaq, was 19% above plan for the first 9 months of the year.

The construction of the new tailings impoundment at the bottom of the old El Valle pit has been finished. Final permitting is going through the European Union IPPC procedures, which will likely be completed at year-end.

Review of Development and Feasibility Stage Gold Projects

Tasiast Gold Project

Rio Narcea announced in August it would proceed with the development of the Tasiast gold project in Mauritania, West Africa. Personnel are in place for the plant construction, detailed engineering by SENET Engineering of South Africa is well advanced and terms for the Lump Sum Turnkey contract with SENET are almost finalized.

The capital expenditures for development of Tasiast are estimated to be $63.5 million; however, the purchase of some used equipment is expected to lower this figure. Rio Narcea recently purchased a used 14 megawatt Heavy Fuel Oil power plant for the project. The opening ceremony to mark the commencement of work at the Tasiast site will take place shortly and actual construction will start during December.

It is expected that the plant will be ready for commercial production in mid-2007. The Tasiast gold mine is expected to produce 120,000 ounces of gold annually during the first three years of operation at an average cost of $220 per ounce. Over the 8-year open pit mine life, and based on the current reserves, gold production is expected to be approximately 105,000 ounces annually at an average cost of $240 per ounce.

Salave Gold Project

On August 1st, a spokesperson for the Asturian Government announced that permits necessary for mining the Salave project would not be granted. Rio Narcea received official notification of this decision on August 30th.  Rio Narcea is evaluating all of its options and is considering its legal position under applicable Spanish law, including the legal right to compensation established, among other applicable laws, in the Spanish Constitution.

Exploration

Ossa Morena Project

In the Ossa Morena belt in Southern Spain, exploration continued with surface mapping, sampling and geochemical surveys being focussed on copper-gold targets. A limited drilling program at La Vicaría returned several intervals with disseminated sulphides, the best of which assayed 0.8% Cu over 14.6 meters. A geophysical program is underway over the area before committing to further drilling.

In Southern Portugal, two limited drilling programs are planned to test the Almagreira and Barrancos gold-copper targets. Initial trenching has revealed gold mineralization of 2.3 g/t Au over 17 meters. At Barrancos, several high grade grab samples have been found in a mineralised breccia pipe that merit further exploration work.

Capital Resources and Liquidity

The Company ended the third quarter of 2005 with $57,604,000 of cash and cash equivalents and $35,314,900 of working capital. During the third quarter, cash and cash equivalents decreased by $5,716,900. For the first nine months, cash and cash equivalents decreased by $24,284,800  as compared to December 31, 2004. The reduction in cash and cash equivalents during the first nine months of 2005 is largely due to the cash used in investing activities and the negative translation effect of the U.S. dollar / Euro exchange rate on the cash and cash equivalent held in Euros, which occurred principally in the first half of 2005.

Cash flow from operating activities amounted to $5,768,900 in the third quarter of 2005 compared to $4,610,200 in the same period of 2004. Operating cash flow related to Gold operations was $1,037,800 during the third quarter, and operating cash flow related to Nickel operations was $5,285,100 as a result of the sales of Aguablanca nickel concentrate. Corporate activities consumed $554,000 during the second quarter.

Operating cash flow was ($4,071,900) for the first nine months of 2005, compared to $12,232,500 in the same period of 2004. Gold operations and corporate activities consumed $4,447,500 and $2,805,200, respectively, while nickel operations provided operating cash flow of $3,180,800, from the sales of concentrate.

During the third quarter, investing activities consumed $8,069,600 of cash compared to $5,957,900 in the third quarter of 2004. Capital expenditures totalled $6,706,100 and $5,464,700 in the third quarter of 2005 and 2004, respectively. The following table sets forth the Company’s capital expenditures on mineral properties:

	Three months ended September 30		Nine months ended September 30
($ Million)	2005	2004	2005	2004
El Valle and Carlés(a)	0.5	2.3	4.0	6.1
Aguablanca(b)	5.4	5.8	10.0	30.7
Acquisition of Salave	-	-	-	5.0
Acquisition of Defiance Mining Co.	-	(2.6)	-	(2.6)
Tasiast	0.5	-	1.9	-
Other	0.3	-	1.3	-
Total	6.7	5.5	17.2	39.2

(a) Investments were mainly due to the new tailings dam facility that was completed in the second quarter of 2005.

(b) Investments include the underground development at Aguablanca.

Income Statement

Rio Narcea reported a net loss of $10,123,400 ($0.06 per share) for the third quarter of 2005 compared to a net loss of $6,379,100 ($0.05 per share) during the same period last year. This net loss included a derivatives loss of $7,776,900 due primarily to the recent higher copper prices that resulted in a lower fair value of the copper forward contracts required for project debt. Revenues from sales in the third quarter totalled $31,983,600 compared to $19,234,200 in the corresponding 2004 period. Production from the Company’s own operations in the third quarter totalled 20,707 ounces of gold and 3.7 million pounds of nickel compared to 24,866 ounces of gold in the same period of 2004.

The Company reported a net loss of $32,457,800 ($0.21 per share) for the first nine months of 2005 compared to a net loss of $13,079,300 ($0.11 per share) for the corresponding period in 2004. The increase in net loss was largely due to the losses on derivative financial instruments of $15,441,600 and the negative effect of the U.S. dollar / Euro exchange rate of $10,247,500, predominantly occurring during the first six months of 2005. Revenues for the nine months ended September 30, 2005, amounted to $77,120,600 compared to $51,972,000 for the same period last year.

Cost of sales of gold from the Company’s own operations amounted to $8,128,700, while gold sales were $7,470,200, compared to the cost of gold sales of $8,934,400 for sales of $9,892,000 in the same period of 2004. The negative gross margin obtained from the Company’s own operations is largely due to processing lower tonnages and lower gold grades mined from the Boinás mine during the quarter (41,038 tonnes at 2.8 g/t gold). Cost of sales related to the Nalunaq agreement in the third quarter of 2005 amounted to $10,112,600 for sales of $10,056,700, providing a net margin of ($55,900). This negative margin is due to the higher plant costs per tonne of ore processed resulting from lower throughput. Cost of nickel sales was $7,613,700 in the third quarter of 2005, corresponding to sales of $14,456,700 (2004 – nil). In addition, depreciation and amortization, exploration, administrative and corporate and other expenses amounted to $5,518,800 in the third quarter of 2005, compared to $5,262,700 in the same period of 2004.

Cost of sales of gold from the Company’s own operations during the nine months ended September 30, 2005 amounted to $23,639,000 for sales of $24,018,900, compared to a cost of gold sales of $31,358,800 for sales of $37,731,600 in the same period of 2004. The increase of the cost of gold sales in relation to the gold sales is due to the increased underground mining costs and lower grades at the Company’s own operations. The Nalunaq agreement provided a gross margin of $246,200 during the first nine months of 2005, compared to $380,600 in the same period of 2004. Cost of nickel sales was $23,245,400 in the period, corresponding to sales of $36,860,200 (2004 – nil). In addition, depreciation and amortization, exploration, administrative and corporate and other expenses amounted to $16,419,700 in the first nine months of 2005, compared to $16,966,000 in the same period of 2004.

Exploration expenses totalled $900,900 in the third quarter of 2005, of which $313,500 was incurred in gold projects (including Salave with expenses of $307,600) and $559,700 in the Ossa Morena region; other exploration activities amounted to $27,700. Exploration expenses amounted to $1,425,600 during the same period in 2004.

Exploration expenses for the first nine months of 2005 amounted to $4,496,100, of which $2,275,800 and $2,136,500 were incurred in respect of gold and nickel projects, respectively. Other exploration activities amounted to $83,800. Exploration incurred in gold projects included $2,148,400 related to the Salave project.

Financial revenues and expenses were ($9,547,300) in the third quarter of 2005 due primarily to the effect of the mark-to-market of derivative financial instruments, as compared to ($2,305,900) for the corresponding period in 2004. Copper derivatives caused a loss of $7,389,800 during the quarter as a result of the higher copper prices. Gold derivatives caused a loss of $387,100 during the same period.

Financial revenues and expenses were ($29,317,400) during the nine months period ended September 30, 2005 due to the effect of the stronger U.S. dollar versus the Euro and also due to the effect of the mark-to-market of derivative financial instruments. The impact of a stronger U.S. dollar resulted in losses of $10,247,500 on foreign currency exchange as the majority of the Company’s loans are denominated in U.S. dollars and most of the cash and cash equivalents were held in Euros in anticipation of future expenditures in Euros. Copper derivatives caused a loss of $14,241,300 during the quarter as a result of the higher copper prices. Gold derivatives caused a loss of $1,200,300 during the same period.

As a result of adopting the amendments to CICA’s Accounting Guideline AcG-13 (“Hedging Relationships”) on January 1, 2004, the Company marks-to-market its derivative financial instruments. The change in the mark-to-market (fair value) of all derivative instruments during the three and nine months periods ended September 30, 2005 was ($7,776,900) and $15,441,600, respectively, due primarily to the increase in copper prices during these periods.

Operating earnings (loss) for the Gold, Nickel and Corporate segments identified by the Company (refer to note 9 of the unaudited interim consolidated financial statements) for the third quarter of 2005 amounted to ($2.0) million, $3.9 million and ($1.2) million, respectively, compared to ($2.0) million, ($1.0) million and ($1.1) million, respectively, in the same period of 2004. Operating earnings in the Nickel segment are considerably higher due to the start of production and the commencement of sales at the Aguablanca project during the second quarter of 2005. Net losses amounted to ($4.1) million, ($5.0) million and ($1.0) million for the Gold, Nickel and Corporate segments, respectively in third quarter of 2005 [($3.3) million, ($2.1) million and ($1.0) million in the same period of 2004)].

In the first nine months of 2005 operating earnings (loss) for the Gold, Nickel and Corporate segments identified by the Company amounted to ($3.9) million, $5.6 million and ($3.9) million, respectively, compared to ($3.7) million, ($3.4) million and ($3.1) million, respectively, in the same period of 2004. Net income (loss) amounted to ($7.6) million, ($15.8) million and ($9.0) million for the Gold, Nickel and Corporate segments, respectively, in the first nine months of 2005 [($6.3) million, ($3.3) million and ($3.4) million in the same period of 2004)].

Balance Sheet

Total assets decreased to $246,354,900 at September 30, 2005 from $281,909,600 at year-end 2004. The book value of mineral properties, net of depreciation, increased to $148,188,200 as at September 30, 2005 from $144,311,700 at year-end 2004, primarily as a result of the capital expenditures incurred in respect of the Aguablanca nickel project, net of government grants for the Aguablanca project, and the investments at El Valle and Carlés exploration activities and the new tailings dam. Long-term debt was $17,689,700 as at September 30, 2005, compared to $31,109,000 at the end of 2004.

Shareholders' equity decreased to $150,858,100 at the end of the third quarter from $191,319,800 at year-end 2004. The decrease is mainly due to the net loss for the first nine months of 2005 and the reduction in the cumulative foreign exchange translation adjustment as a result of the stronger U.S. dollar versus the Euro in conjunction with derivative losses due to the higher copper and gold prices that resulted in a lower fair value of the forward contracts required for project debt.

Non-GAAP Measures

Cash cost per unit of production data is included because the Company understands that certain investors use this information to determine the Company's ability to generate cash flow for use in investing and other activities. Also, the Company believes that conventional measures of performance prepared in accordance with generally accepted accounting principles (“GAAP”) do not fully illustrate the ability of the operating mines to generate cash flow. This data is furnished to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP. These measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely be comparable to similar measures presented by other issuers.

A reconciliation of cash cost per ounce of gold produced for the Company’s own gold operations to the unaudited interim consolidated financial statements prepared in accordance with Canadian GAAP is as follows:

	Three Months Ended September 30				Nine Months Ended September 30
	2005		2004		2005		2004
	$000	$/oz	$000	$/oz	$000	$/oz	$000	$/oz
Cost of gold sales:
Mining expenses (a)	7,358	355	6,642	267	17,747	308	22,908	240
Plant expenses (a)	2,670	129	2,408	97	8,598	149	8,955	94
Smelting, refining and transportation (a)	1,584	76	1,068	43	5,198	90	2,192	23
By-products (a)	(2,617)	(126)	(1,183)	(48)	(7,454)	(129)	(2,697)	(28)
Variation in inventories of final products(a)	(866)	(42)	-	-	(450)	(8)	-	-
Variation in inventories of final products (a)	866	42	-	-	450	8	-	-
Adjustments:
Reclamation costs	(35)	(2)	(0)	(0)	(108)	(2)	(231)	(2)
Stripping	-	-	(3,217)	(129)	-	-	(11,788)	(124)
Employee stock options expensed	(46)	(2)	(118)	(5)	(111)	(2)	(353)	(4)
Cash cost	8,914	430	5,600	225	23,870	414	18,986	199

Production of gold (oz)	20,707		24,866		57,601		95,201

(a) Refer to note 11 of the unaudited interim consolidated financial statements.

A reconciliation of cash cost per ounce of gold produced under the agreement with Nalunaq to the unaudited interim consolidated financial statements prepared in accordance with Canadian GAAP is as follows:

	Three Months Ended September 30				Nine Months Ended September 30
	2005		2004		2005		2004
	$000	$/oz	$000	$/oz	$000	$/oz	$000	$/oz
Cost of gold sales:
Purchase of gold ore (a)	5,724	393	8,369	356	14,017	375	12,593	353
Plant expenses (a)	733	50	741	32	1,978	53	1,267	36
Variation in inventories of final products(a)	3,655	251	-	-	-	-	-	-
Variation in inventories of final products (a)	(3,655)	(251)	-	-	-	-	-	-
Cash cost	6,457	443	9,110	388	15,995	428	13,860	389

Production of gold (oz)	14,570		23,501		37,410		35,650

(a) Refer to note 11 of the unaudited interim consolidated financial statements.

A reconciliation of cash cost per pound of nickel sold for the Company’s nickel operations to the unaudited interim consolidated financial statements prepared in accordance with Canadian GAAP is as follows:

	Three Months Ended September 30, 2005		Nine Months Ended September 30, 2005
	$000	$/lb	$000	$/lb
Cost of sales:
Mining expenses (a)	2,024	0.72	6,043	0.91
Plant expenses (a)	3,879	1.38	9,459	1.42
Smelting, refining and transportation (a)	8,392	2.98	21,135	3.17
By-products (a)	(4,904)	(1.74)	(11,734)	(1.76)
Royalties (a)	121	0.04	591	0.09
Variation in inventories of final products (a)	(1,898)	(0.67)	(2,249)	(0.34)
Adjustments:
Reclamation costs	(22)	(0.01)	(70)	(0.01)
Employee stock options expensed	(46)	(0.02)	(111)	(0.02)
Cash cost of nickel sold	7,546	2.68	23,064	3.46

Production of nickel (000 lb)	3.654		7,778
Sales of nickel (000 lb)	2.812		6,660

(a) Refer to note 11 of the unaudited interim consolidated financial statements.

Outstanding Shares

Common shares issued and outstanding as at November 9, 2005 are as follows:

Shares Amount
# $

Balance, September 30, 2005 157,982,842 234,886,100
Issuances of cash
Exercise of common share purchase options (a) 1,750,000 1,750,000
Non-cash issuances
Exercise of common share purchase options (a) - 471,500
Balance, November 9, 2005 159,732,842 237,107,600

(a) Refer to note 5 of the unaudited interim consolidated financial statements.

Outlook

At the Aguablanca nickel mine, the focus will continue to be on improving throughput, nickel recoveries and nickel concentrate grades. In the third quarter, nickel recoveries averaged 77%, nearing the 82% design specification level, and copper recoveries and concentrate grades continued to remain within design parameters. The newly designed discharge grates, which were installed in early October, in conjunction with the increased load in the mill, have improved the mill throughput. Additional upgrades will likely further improve the throughput performance towards design specifications. Efforts are also underway to continue to increase the concentrate grades.

The Company forecasts production from the Aguablanca mine for 2005 of approximately 12.0 million pounds of nickel and 10.6 million pounds of copper.

Rio Narcea anticipates gold production from own operations for 2005 of approximately 70,000 ounces of gold at a cash cost of $425 per ounce. As a result of the August 30th decision of the Asturian government not to allow the Salave project to proceed, and the continued marginal performance of the Boinás underground operation in particular, the Company is reviewing various options for the future of the Spanish gold operations.

Rio Narcea is proceeding with the development of the Tasiast gold project in Mauritania, West Africa. Personnel are in place for the plant construction and detailed engineering by SENET Engineering of South Africa is well advanced and terms for the Lump Sum Turnkey contract with SENET are being finalized. Currently on schedule, the Tasiast gold mine is projected to begin commercial production in mid-2007.

Forward-looking Statements

This report contains "forward-looking statements" within the meaning of the United States securities laws. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events, capital expenditure, exploration efforts, financial needs, and other information that is not historical information. The forward-looking statements contained herein are based on Rio Narcea’s current expectations and various assumptions as of the date such statements are made. Rio Narcea cannot give assurance that such statements will prove to be correct. These forward-looking statements include statements regarding: Rio Narcea's operating plans and expectations for the El Valle and Carlés mines, the Aguablanca project and surrounding properties; the Salave and Tasiast gold projects; expectations relating to future gold and base metal production; anticipated cash and other operating costs and expenses; schedules for completion of feasibility studies, mine development programs and other key elements of Rio Narcea's business plan; potential increases or decreases in reserves and production; the timing and scope of future drilling and other exploration activities; expectations regarding receipt of permits and other legal and governmental approvals required to implement Rio Narcea's business plan.

Factors that could cause Rio Narcea's actual results to differ materially from these statements include, but are not limited to, changes in gold prices, the timing and amount of estimated future production, unanticipated grade changes, unanticipated recovery problems, mining and milling costs, determination of reserves, costs and timing of the development of new deposits, metallurgy, processing, access, transportation of supplies, water availability, results of current and future exploration activities, results of pending and future feasibility studies, changes in project parameters as plans continue to be refined, political, economic and operational risks of foreign operations, joint venture relationships, availability of materials and equipment, the timing of receipt of governmental approvals, capitalization and commercial viability, the failure of plant, equipment or processes to operate in accordance with specifications or expectations, accidents, labor disputes, delays in start-up dates, environmental costs and risks, local and community impacts and issues, and general domestic and international economic and political conditions.

Rio Narcea undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Rio Narcea Gold Mines, Ltd.

CONSOLIDATED BALANCE SHEETS

(unaudited)

September 30, December 31,
2005 2004
(stated in U.S. dollars) $ $

ASSETS
Current
Cash and cash equivalents 57,604,000 81,888,800
Restricted cash 2,112,800 1,637,900
Inventories 9,427,700 7,314,600
Stockpiled ore 4,652,100 8,871,500
Accounts receivable
Government grants 3,172,900 11,288,400
VAT and other taxes 8,649,500 8,964,900
Trade receivables 2,295,400 1,478,700
Other current assets (note 4) 2,950,500 3,296,100
Current portion of deferred derivative loss (note 10) 2,146,200 1,984,100
Total current assets 93,011,100 126,725,000
Mineral properties, net (note 3) 148,188,200 144,311,700
Other assets (note 4) 4,335,900 8,533,700
Deferred derivative loss (note 10) 819,700 2,339,200
246,354,900 281,909,600

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Short-term bank indebtedness and accrued interest (note 5) 6,842,200 4,944,400
Accounts payable and accrued liabilities 35,640,300 31,128,800
Current portion of long-term debt (note 5) 15,213,700 8,077,100
Total current liabilities 57,696,200 44,150,300
Other long-term liabilities (note 6) 13,736,500 9,895,000
Long-term debt (note 5) 17,689,700 31,109,000
Future income tax liabilities 6,005,300 4,804,300
Total liabilities 95,127,700 89,958,600

Non-controlling interest 369,100 631,200

Shareholders' equity
Common shares (note 7) 234,886,100 233,449,100
Contributed surplus (note 7) 3,083,000 1,985,600
Employee stock options (note 8) 8,045,000 7,994,600
Non-employee stock options and warrants (note 7) 10,386,700 11,080,300
Defiance warrants (note 7) 2,109,900 2,437,200
Common share purchase options (note 7) 3,626,000 3,628,500
Deficit (113,003,000) (80,545,200)
Cumulative foreign exchange translation adjustment 1,724,400 11,289,700
Total shareholders' equity 150,858,100 191,319,800
246,354,900 281,909,600

The accompanying notes are an integral part of these consolidated financial statements.

On behalf of the Board:

Rupert Pennant-Rea

Chris I. von Christierson

Rio Narcea Gold Mines, Ltd.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(unaudited)

Three months ended Nine months ended
September 30, September 30,
2005 2004 2005 2004
(stated in U.S. dollars) $ $ $ $

OPERATING REVENUES
Gold sales 7,470,200 9,892,000 24,018,900 37,731,600
Gold sales – Nalunaq ore 10,056,700 9,342,200 16,241,500 14,240,400
Nickel sales 14,456,700 — 36,860,200 —
31,983,600 19,234,200 77,120,600 51,972,000

OPERATING EXPENSES
Cost of gold sales (note 11) (8,128,700) (8,934,400) (23,639,000) (31,358,800)
Cost of gold sales – Nalunaq ore (note 11) (10,112,600) (9,110,300) (15,995,300) (13,859,800)
Cost of nickel sales (note 11) (7,613,700) — (23,245,400) —
Depreciation and amortization expenses (2,467,200) (2,222,100) (5,329,700) (7,954,000)
Exploration costs (900,900) (1,425,600) (4,496,100) (4,440,100)
Administrative and corporate expenses (1,585,600) (1,163,500) (6,150,700) (3,985,400)
Other income (expenses) (565,100) (451,500) (443,200) (586,500)
(31,373,800) (23,307,400) (79,299,400) (62,184,600)
Operating income (loss) 609,800 (4,073,200) (2,178,800) (10,212,600)

FINANCIAL REVENUES AND EXPENSES
Interest income 187,100 91,400 776,800 476,300
Foreign currency exchange loss (253,400) 927,500 (10,247,500) (210,400)
Interest expense and amortization of
financing fees (1,704,100) (501,000) (4,405,100) (1,466,400)
Derivatives loss (note 10) (7,776,900) (2,823,800) (15,441,600) (1,666,200)
(9,547,300) (2,305,900) (29,317,400) (2,866,700)
Loss before income tax (8,937,500) (6,379,100) (31,496,200) (13,079,300)
Provision for income tax (1,201,100) — (1,201,100) —
Net loss before
non-controlling interest (10,138,600) (6,379,100) (32,697,300) (13,079,300)
Non-controlling interest 15,200 — 239,500 —
Net loss (10,123,400) (6,379,100) (32,457,800) (13,079,300)

Deficit, beginning of period (102,879,600) (42,800,500) (80,545,200) (36,100,300)
Deficit, end of period (113,003,000) (49,179,600) (113,003,000) (49,179,600)

Net income (loss) per share – basic (0.06) (0.05) (0.21) (0.11)
Net income (loss) per share – diluted (0.06) (0.05) (0.21) (0.11)
Weighted average common shares
outstanding – basic (note 7) 157,967,785 119,455,172 157,781,633 115,419,908
Weighted average common shares
outstanding – diluted (note 7) 157,967,785 119,455,172 157,781,633 115,419,908

The accompanying notes are an integral part of these consolidated financial statements.

Rio Narcea Gold Mines, Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

Three months ended Nine months ended
September 30, September 30,
2005 2004 2005 2004
(stated in U.S. dollars) $ $ $ $

OPERATING ACTIVITIES
Net loss (10,123,400) (6,379,100) (32,457,800) (13,079,300)
Add (deduct) items not requiring cash
Depreciation and amortization 2,467,200 2,222,100 5,329,700 7,954,000
Amortization of deferred financing fees 813,300 501,600 1,694,300 1,156,100
Reclamation liability accrual and
other long-term liabilities 54,900 (300) 170,500 231,100
Foreign exchange (436,500) (1,383,600) 7,822,900 184,000
Accretion of interest on long-term debt 170,300 157,900 510,800 362,600
Non-cash derivatives (income) loss (note 10) 6,516,700 3,024,400 12,759,200 2,405,300
Shared-based compensation 332,400 526,200 865,400 1,578,600
Amortization of deferred stripping costs — 3,400,600 — 13,361,000
Non-controlling interest (13,800) — (267,100) —
Provision for income tax 1,201,100 — 1,201,100 —
Deferred stripping expenditures — (184,000) — (1,572,600)
Restoration expenditures (281,700) — (792,600) —
Changes in components of working capital
Inventories 711,300 281,800 (3,095,600) (2,212,400)
Stockpiled ore 908,000 (866,800) 1,518,600 (2,035,000)
VAT and other taxes (681,900) (1,452,700) (6,729,800) (1,640,200)
Trade receivables (985,000) 567,200 (1,034,300) 1,652,800
Other current assets (357,400) 67,700 215,600 (905,100)
Accounts payable and accrued liabilities 5,473,400 4,127,200 8,217,200 4,791,600
Cash provided by (used in)
operating activities 5,768,900 4,610,200 (4,071,900) 12,232,500

INVESTING ACTIVITIES
Expenditures on mineral properties (6,706,100) (8,113,000) (17,185,300) (36,873,000)
Acquisition of Defiance — 2,648,300 — 2,648,300
Acquisition of Salave deposit — — — (5,000,000)
Grants received (124,300) — 7,142,600 65,800
Restricted cash (824,000) (290,100) (697,600) (6,396,600)
Long-term deposits and restricted investments (415,200) (203,100) 111,800 (571,400)
Cash used in investing activities (8,069,600) (5,957,900) (10,628,500) (46,126,900)

FINANCING ACTIVITIES
Proceeds from issue of common shares 29,000 342,800 695,900 1,042,600
Proceeds from bank loans and other
long-term liabilities 6,358,900 1,117,700 8,940,900 41,149,600
Financing fees on bank loans 3,400 (33,300) (44,000) (1,216,400)
Repayment of bank loans (10,076,800) (4,506,900) (12,352,700) (10,522,000)
Cash provided by (used in)
financing activities (3,685,500) (3,079,700) (2,759,900) 30,453,800
Foreign exchange income (loss) on cash held
in foreign currency 269,300 981,500 (6,824,500) 582,400
Net decrease in cash during the period (5,716,900) (3,445,900) (24,284,800) (2,858,200)
Cash and cash equivalents,
beginning of period 63,320,900 33,449,300 81,888,800 32,861,600
Cash and cash equivalents, end of period 57,604,000 30,003,400 57,604,000 30,003,400

Supplemental cash flow information
Interest paid in cash 742,500 121,000 1,661,700 561,000
Income taxes paid in cash — — — —

The accompanying notes are an integral part of these consolidated financial statements.

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(stated in U.S. dollars)

(unaudited)

Three and nine months ended September 30, 2005 and 2004

1.

NATURE OF OPERATIONS

Organization and business

Rio Narcea Gold Mines, Ltd. (the “Company”) is engaged in the exploration and development of mineral properties in Spain, Portugal and Mauritania through its subsidiaries, the most significant of which are as follows:

Year
of
incorporation /
acquisition Participation

Río Narcea Gold Mines, S.A. (“RNGM, S.A.”) 1994 100%
Naraval Gold, S.L. (“Naraval”) 1999 100%
Río Narcea Recursos, S.A. (“RNR, S.A.”) 2001 100%
Exploraciones Mineras del Cantábrico, S.L. (“EMC”) 2003 95.0%
Río Narcea Nickel, S.A. (“RNN, S.A.”) 2003 100%
Geomaque de Honduras, S.A. de C.V. 2004 100%
Tasiast Mauritanie Ltd. 2004 100%
Tasiast Mauritanie Ltd. S.A. 2004 100%

The Company was incorporated under the Canada Business Corporations Act on February 22, 1994, as a numbered company and began operations on July 8, 1994, with the acquisition of RNGM, S.A.

Investment in mineral properties

The Company started construction of and development of the El Valle gold mine in the first quarter of 1997 with commissioning of the plant in February 1998. In late 2000, the Company commenced production at the Carlés open pit gold mine. In July 2002, the Company received a positive bankable feasibility for the open pit portion of its Aguablanca nickel deposit and started construction of the plant in late October 2003. Construction of the Aguablanca mine and plant was completed in the fall of 2004; commissioning commenced in mid-December 2004 and is continuing. On August 30, Rio Narcea received official notification that the permits necessary for mining the Salave project would not be granted. Rio Narcea is evaluating all of its options and is considering its legal position under applicable Spanish law. On September 3, 2004, the Company completed the acquisition of Defiance Mining Corporation, whose main asset is the Tasiast gold project in Mauritania, which is permitted and had received a bankable feasibility study in April 2004.

The return on investments made by the Company will depend on its ability to find and develop mineral reserves and on the success of its future operations including the following: quantity of metals produced, metal prices, operating costs, environmental costs, interest rates and discretionary expenditure levels including exploration, resource development and general and administrative costs. Since the Company operates internationally, exposure also arises from fluctuations in currency exchange rates, specifically the U.S. dollar/Euro, political risk and varying levels of taxation. While the Company seeks to manage these risks, many of these factors are beyond its control. The economic assessment of the mineral reserves by independent experts takes into account only the proven and probable reserves at El Valle and Carlés gold mines, Tasiast gold project and Aguablanca nickel project.

2.

BASIS OF PRESENTATION AND CHANGE IN ACCOUNTING POLICIES

These unaudited interim consolidated financial statements have been prepared in accordance with the accounting policies outlined in the Company’s audited consolidated financial statements for the year ended December 31, 2004, except for the following:

On January 1, 2005, the Company adopted the CICA Accounting Guideline 15 (“AcG-15”). “Consolidation of Variable Interest Entities”. AcG-15 requires that a company holding other than a voting interest in a variable interest entity (“VIE”) could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary whereby it would absorb the majority of the VIE’s expected losses and/or receive the majority of its expected residual returns. The adoption of the guideline had no impact on the Company’s unaudited interim consolidated financial statements.

The unaudited interim consolidated financial statements and related notes have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) for the preparation of interim financial statements. Accordingly, they should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2004.

Certain amounts in the comparative unaudited interim consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the current year unaudited interim consolidated financial statements.

3.

MINERAL PROPERTIES

As at September 30, 2005, Mineral properties consisted of the following:

Translation
adjustment
due to
December 31, Additions/ currency September 30,
2004 (amortization) exchange 2005
$ $ $ $

Mining properties and development-
Mining rights 73,325,400 (13,500) (2,948,300) 70,363,600
Development 52,721,100 1,761,600 (6,103,300) 48,379,400
Other (a) 2,173,000 2,620,800 (374,400) 4,419,400
Total mining properties and
development 128,219,500 4,368,900 (9,426,000) 123,162,400

Land, buildings and equipment 265,938,900 14,062,000 (31,330,200) 248,670,700
Grants, net of amortization (11,733,500) 574,300 1,333,200 (9,826,000)
Accumulated depreciation
and amortization (238,113,200) (5,453,100) 29,747,400 (213,818,900)
Total 144,311,700 13,552,100 (9,675,600) 148,188,200

(a) “Other” comprises patents, licenses, software and rights in leased assets.

The additions to Land, buildings and equipment correspond primarily to the construction of the Aguablanca project and the investments in the El Valle and Carlés tailings dam.

Salave gold project

On August 1st, a spokesperson for the Asturian Government announced that permits necessary for mining the Salave project would not be granted. Rio Narcea received official notification of this decision on August 30th.  Rio Narcea is evaluating all of its options and is considering its legal position under applicable Spanish law, including the legal right to compensation established, among other applicable laws, in the Spanish Constitution.

While management believes that the costs capitalized related to the carrying value of Salave are fully recoverable, the outcome of any legal action is presently uncertain.

4.

OTHER ASSETS AND OTHER CURRENT ASSETS

Other current assets are comprised of the following:

September 30, December 31,
2005 2004
$ $

Derivative financial instruments (note 10) 1,869,700 1,872,000
Payments on account to suppliers 605,000 352,200
Prepaid expenses 214,200 81,000
Receivable from the Ministry of the Economy — 862,400
Other 261,600 128,500
2,950,500 3,296,100

Other assets are comprised of the following:

September 30, December 31,
2005 2004
$ $

Derivative financial instruments (note 10) 1,368,400 3,286,600
Long-term deposits and restricted investments 926,800 1,067,400
Deferred financing fees 1,496,100 3,351,400
Prepaid expenses 544,600 734,100
Other — 94,200
4,335,900 8,533,700

5.

LOAN AGREEMENTS

Loan agreements schedule at September 30, 2005 is as follows:

US$ Outstanding
Currency Final Maturity Short-term Long-term
$ $

Deutsche Bank US$ October 31, 2006 1,727,800 1,647,400
Investec and Macquarie US$ August 21, 2008 13,000,000 9,053,500
Industrial and Technological
Development Centre Euros March 31, 2007 336,700 146,600
Ministry of Industry, Commerce
and Tourism Euros October 31, 2011 20,700 124,000
Ministry of the Economy Euros January 1, 2012 22,900 252,400
Ministry of Industry, Commerce
and Tourism Euros December 15, 2017 — 6,021,000
Barclays Bank US$ November 22, 2005 3,606,100 —
Barclays Bank (a) Euros July 31, 2006 3,192,700 —
Official Credit Institute Euros May 15, 2011 10,600 52,000
Barclays Bank Euros May 5, 2015 30,000 274,900
BNP Paribas Euros June 5, 2008 65,000 117,900
Accrued interest payable US$ / Euros 43,400 —
22,055,900 17,689,700

(a) This loan matures upon the collection of VAT related to the Aguablanca project and has a limit of credit of €4.0 million (approximately $4.8 million).

All the financing granted by Deutsche Bank is secured by the assets and shares of RNGM, S.A. (gold assets), and specifically by mortgages on the El Valle and Carlés mineral properties. In addition, all the financing granted by Investec and Macquarie is secured by the assets and shares of RNR, Ltd. and RNR, S.A., and specifically by mortgages on the Aguablanca mineral properties.

During the three months period ended September 30, 2005, the Company repaid $6 million to Investec and Macquarie, corresponding to the first instalment of the loan.

The loan outstanding as at September 30, 2005 with Deutsche Bank corresponds to a term loan facility of $3,500,000 that matures on October 31, 2005 and 2006. As part of the consideration for this facility, the Company issued 3,500,000 options at an exercise price of $1.00 per share. The proceeds of this facility have been allocated between Long-term debt and Common share purchase options (refer to note 7). On October 26, 2005, Deutsche Bank exercised 1,750,000 options for gross proceeds to the Company of $1,750,000. Coincident with the option exercise, the Company repaid the principal amount owing under the facility that was due on October 31, 2005.

Interest expenses accrued on indebtedness initially incurred for a term of more than one year amounted to $492,700 and $1,886,200 for the three and nine months periods ended September 30, 2005 ($435,900 and $763,800, respectively, in the corresponding periods in 2004).

6.

OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of:

September 30, December 31,
2005 2004
$ $

Provision for site restoration 4,325,300 5,417,000
Ministry of the Economy 2,117,900 2,395,100
Derivative financial instruments (note 10) 7,293,300 2,082,900
13,736,500 9,895,000

Provision for site restoration

The details of the provision for site restoration as at September 30, 2005 are as follows:

Translation
adjustment
due to
December 31, Obligations currency September 30,
2004 settled Accretion exchange 2005
$ $ $ $ $
Project
El Valle 2,238,600 — 98,100 (264,300) 2,072,400
Carlés 227,300 — 10,000 (27,100) 210,200
Aguablanca 1,423,500 — 62,400 (167,900) 1,318,000
Honduras 1,527,600 (792,600) — (10,300) 724,700
5,417,000 (792,600) 170,500 (469,600) 4,325,300

There were no obligations incurred in respect of the Tasiast project in Mauritania as at September 30, 2005.

The details and assumptions used as at September 30, 2005 for the calculation of the provisions are as follows:

El Valle Carlés Aguablanca Honduras

Cash flows to settle the
obligations (undiscounted) 2,489,571 252,700 2,915,400 724,700
Timing for settling the obligations 2008 2008 2018 2005
Credit-adjusted risk-free interest rate 6.3% 6.3% 6.3% 4.3%

Future changes, if any, in regulations and cost estimates, which may be significant, will be recognized when known.

7.

SHARE CAPITAL

Common shares

The authorized capital stock of the Company is comprised of an unlimited number of common shares. Common shares of the Company are listed on the Toronto Stock Exchange (“TSX”) under the symbol RNG and on the American Stock Exchange (“AMEX”) (secondary listing) under the symbol RNO.

Details of issued and outstanding shares are as follows:

Shares Amount
# $

Balance, December 31, 2004 156,874,773 233,449,100
Issuances of cash
Exercise of employee stock options 104,834 69,300
Exercise of non-employee stock options and warrants
and common share purchase options 1,003,251 626,600
Non-cash issuances
Exercise of employee stock options (note 8) — 45,000
Exercise of non-employee stock options and warrants
and common share purchase options — 696,100
Adjustments (16) —
Balance, September 30, 2005 157,982,842 234,886,100

The adjustment of 16 shares is related to the shares allocated to the acquisition of Defiance Mining Corp. in September 2004.

Contributed surplus

Details of contributed surplus are as follows:

Amount
$

Balance, December 31, 2004 1,985,600
Employee stock options expired (note 8) 770,000
Non-employee stock options and warrants expired 327,400
Balance, September 30, 2005 3,083,000

Non-Employee stock options and warrants

The following is a continuity schedule of non-employee stock options and warrants outstanding:

Number of Weighted
options and average exercise
warrants Amount price
# $ CDN$

Balance, December 31, 2004 23,075,000 11,080,300 4.82
Options and warrants exercised (1,000,000) (693,600) 0.77
Balance, September 30, 2005 22,075,000 10,386,700 5.00

Non-employee stock options and warrants outstanding as at September 30, 2005 are summarized as follows:

Number of Number of Weighted
options and options and average Accounted
warrants warrants Exercise remaining Fair
outstanding vested price life Value
CDN$ Years US$

22,075,000 22,075,000 5.00 3.0 10,386,700
22,075,000 22,075,000 5.00 3.0 10,386,700

Funds that would be received by the Company if all the non-employee stock options and warrants outstanding as at September 30, 2005 were exercised, would amount to CDN$110.4 million (approximately $94.5 million).

Shares issuable upon exercise of Defiance warrants

The following is a continuity schedule of Defiance non-employee stock options and warrants outstanding:

Number of Weighted
options and average exercise
warrants Amount price
# $ CDN$

Balance, December 31, 2004 6,621,940 2,437,200 3.96
Options and warrants expired (1,188,571) (327,400) 4.05
Balance, September 30, 2005 5,433,369 2,109,800 3.94

Defiance warrants outstanding as at September 30, 2005 are summarized as follows (the number of warrants is divided by 5.25 and exercise price is multiplied for 5.25):

Number of Number of Weighted Accounted
warrants warrants Exercise average fair
outstanding vested price remaining life value
CDN$ Years US$

310,930 310,930 2.73 0.7 214,200
2,209,622 2,209,622 3.78 0.7 1,017,300
95,238 95,238 3.99 0.4 34,200
2,817,579 2,817,579 4.20 0.3 844,200
5,433,369 5,433,369 3.94 0.5 2,109,900

Funds that would be received by the Company if all the Defiance warrants outstanding as at September 30, 2005 were exercised, would amount to CDN$21.4 million (approximately $18.3 million).

Common share purchase options related to debt

The following is a continuity schedule of common share purchase options related to debt outstanding:

Weighted
Number of average exercise
options Amount price
$ CDN$ (a)

Balance, December 31, 2004 6,996,502 3,628,500 1.46
Common share purchase options exercised (3,251) (2,500) 1.46
Balance, September 30, 2005 6,993,251 3,626,000 1.42

(a)  Exercise prices are denominated in US$ and are converted to CDN$ by applying the exchange rate prevailing on each period-end.

Common share purchase options related to debt outstanding as at September 30, 2005 are summarized as follows:

Number of Number of Weighted Accounted
options options Exercise average fair
outstanding vested price remaining life value
CDN$ (a) Years US$

3,500,000 3,500,000 1.17 0.6 972,900
3,493,251 3,493,251 1.67 2.9 2,653,100
6,993,251 6,993,251 1.42 1.7 3,626,000

(a)  Exercise price is originally denominated in US$ and converted to CDN$ by applying the exchange rate prevailing on September 30, 2005.

Funds that would be received by the Company if all the common share purchase options related to debt outstanding as at September 30, 2005 were exercised, would amount to CDN$9.9 million (approximately $8.5 million).

Maximum number of shares

The following table presents the maximum number of shares that would be outstanding if all of the outstanding options and warrants issued and outstanding as at September 30, 2005 were exercised or converted:

Number of shares
Common shares outstanding at September 30, 2005 157,982,842
Options to purchase common shares
Non-employee stock options and warrants 22,075,000
Shares issuable upon exercise of Defiance warrants 5,433,369
Common shares purchase options related to debt 6,993,251
Employee stock options (note 8) 6,233,655
198,718,117

Net loss per share

The computation of basic and diluted loss per share is as follows:

Three months ended Nine months ended
September 30, September 30,
2005 2004 2005 2004
$ $ $ $

Basic loss per share computation
Numerator:
Net loss (10,123,400) (6,379,100) (32,457,800) (13,079,300)
Net loss applicable to
common shares (10,123,400) (6,379,100) (32,457,800) (13,079,300)
Denominator
Weighted average common
shares outstanding 157,967,785 119,455,172 157,781,633 115,419,908
Total 157,967,785 119,455,172 157,781,633 115,419,908
Basic loss per common share (0.06) (0.05) (0.21) (0.11)

Diluted loss per share computation
Numerator:
Net loss (10,123,400) (6,379,100) (32,457,800) (13,079,300)
Net loss applicable to
common shares, assuming dilution (10,123,400) (6,379,100) (32,457,800) (13,079,300)
Denominator
Weighted average common
shares outstanding 157,967,785 119,455,172 157,781,633 115,419,908
Dilutive effect of:
Non-employee stock options and warrants — — — —
Defiance warrants — — — —
Common share purchase options
related to debt — — — —
Employee stock options — — — —
Total 157,967,785 119,455,172 157,781,633 115,419,908
Diluted loss per common share (0.06) (0.05) (0. 21) (0.11)

8.

EMPLOYEE STOCK OPTIONS

The following is a continuity schedule of options outstanding under the Company’s employee stock option plans (each, an “ESOP”):

Weighted
Number of average exercise
options Amount price
# $ CDN$

Balance, December 31, 2004 6,052,458 7,994,600 2.36
Expenses accrued — 865,400 —
Options granted 870,000 — 1.78
Options exercised (104,834) (45,000) 0.82
Options expired (note 7) (583,969) (770,000) 2.54
Balance, September 30, 2005 (note 7) 6,233,655 8,045,000 2.29

Of the total number of options reflected in the foregoing table, 1,360,000 relate to the 1994 ESOP, 4,188,666 relate to the 1996 ESOP, 170,000 relate to the 2005 ESOP and 514,989 relate to the replacement options issued in relation to the acquisition of Defiance.

Funds that would be collected by the Company if all the employee stock options outstanding as at September 30, 2005, were exercised, would amount to CDN$14.3 million (approximately $12.2 million).

On May 18, 2005, the Annual and Special Meeting of Shareholders approved the adoption of a new employee stock option plan (the “2005 ESOP”). Under the 2005 ESOP, which will be administered by the Board of Directors, stock options may be granted to employees, officers, directors and consultants of the Company or subsidiaries. The exercise price per share is not to be less than the volume weighted average trading price of the common shares for the five trading days immediately preceding the day the option is granted. The option term may not exceed ten years and may be subject to vesting requirements.

The aggregate maximum number of shares available for issuance from treasury under the 2005 ESOP and all of the Company’s other security based compensation arrangements is 10% of the Company’s issued and outstanding shares as at the date of grant of an option.

The Company granted 170,000 options during the three months period ended September 30, 2005 (no options had been granted during the three months period ended September 20, 2004). The following assumptions have been used for the options granted: 5.0 years expected term, 70% volatility, 4.1% risk-free interest rate and an expected dividend yield of 0%. The fair value of the options granted, which will be expensed during the vesting period of the options, amounts to $145,000.

The Company granted 870,000 options during the nine months period ended September 30, 2005 (no options had been granted during the nine months period ended September 20, 2004). The following assumptions have been used for the options granted: 5.0 years expected term, 70% volatility, 4.0% risk-free interest rate and an expected dividend yield of 0%. The fair value of the options granted, which will be expensed during the vesting period of the options, amounts to $765,300.

9.

SEGMENT INFORMATION

The Company is engaged in the exploration and development of mineral properties. Until December 31, 2002, all operations were considered as a single operating segment. With the commencement of the development of the Aguablanca nickel project, the Company identified two main operating segments for purposes of internal reporting: gold operations and nickel operations. An additional corporate segment is also considered for purposes of reporting.

Statements of operations

Three months periods ended September 30,

($000) Gold Nickel Corporate Consolidated
2005 2004 2005 2004 2005 2004 2005 2004

Operating revenues 17,527 19,234 14,457 — — — 31,984 19,234
Operating expenses (19,624) (21,235) (10,514) (1,020) (1,236) (1,052) (31,374) (23,307)
Operating earnings (loss) (2,097) (2,001) 3,943 (1,020) (1,236) (1,052) 610 (4,073)
Financial revenues and expenses (829) (1,254) (8,908) (1,114) 190 62 (9,547) (2,306)
Provision for income taxes (1,201) — — — — — (1,201) —
Non-controlling interest 15 — — — — — 15 —
Net loss (4,112) (3,255) (4,965) (2,134) (1,046) (990) (10,123) (6,379)

Nine months periods ended September 30,

($000) Gold Nickel Corporate Consolidated
2005 2004 2005 2004 2005 2004 2005 2004

Operating revenues 40,260 51,972 36,860 — — — 77,120 51,972
Operating expenses (44,126) (55,716) (31,228) (3,365) (3,945) (3,103) (79,299) (62,184)
Operating earnings (loss) (3,866) (3,744) 5,632 (3,365) (3,945) (3,103) (2,179) (10,212)
Financial revenues and expenses (2,833) (2,596) (21,472) 76 (5,012) (347) (29,317) (2,867)
Provision for income taxes (1,201) — — — — — (1,201) —
Non-controlling interest 239 — — — — — 239 —
Net loss (7,661) (6,340) (15,840) (3,289) (8,957) (3,450) (32,458) (13,079)

Balance sheet

($000) Gold Nickel Corporate Consolidated
Sept. 30, Dec. 31, Sept. 30, Dec. 31, Sept. 30, Dec. 31, Sept. 30, Dec. 31,
2005 2004 2005 2004 2005 2004 2005 2004

Current assets 33,770 40,294 26,937 34,923 32,304 51,508 93,011 126,725
Mineral properties, net 67,849 62,810 79,094 81,501 1,245 — 148,188 144,311
Other assets 1,438 2,295 2,877 6,227 21 12 4,336 8,534
Deferred derivative loss 820 2,339 — — — — 820 2,339
Total assets 103,877 107,738 108,908 122,651 33,570 51,520 246,355 281,909

Current liabilities 21,123 17,363 36,213 26,560 360 227 57,696 44,150
Total liabilities 35,958 31,402 58,534 58,329 634 227 95,126 89,958
Non-controlling interest 369 631 — — — — 369 631
Shareholders’ equity and
intercompany debt 67,550 75,705 50,374 64,322 32,936 51,293 150,860 191,320
Total liabilities and
shareholders’ equity 103,877 107,738 108,908 122,651 33,570 51,520 246,355 281,909

10.

DERIVATIVE FINANCIAL INSTRUMENTS

The detail of the derivative financial instruments outstanding as at September 30, 2005 is as follows:

Transaction Underlying Asset Term Amount Exercise price

Purchase of put options Gold 2005–2006 19,910 oz. $280/oz.
Purchase of put options Gold 2005–2006 124,725 oz. €300/oz.
Sale of call options Gold 2005–2006 12,619 oz. $365/oz.
Purchase of call options Gold 2005–2006 12,619 oz. $365/oz.
Sale of call options Gold 2005–2006 82,736 oz. €405/oz.
Purchase of call options Gold 2005–2006 82,736 oz. €405/oz.
Sale of forwards Gold 2005–2006 10,607 oz. $301/oz.
Sale of forwards Copper 2005–2008 6,575 Tn. €1,831/Tn.
Sale of forwards Copper 2005–2008 6,575 Tn. €1,875/Tn.
Sale of forwards US$ 2005–2008 13,388,200 US$ $1.22/Euro

As at September 30, 2005, the detail of the different assets and liabilities recorded in the consolidated balance sheet in respect of derivative transactions is as follows:

Deferred
derivative Change in
loss fair value
charged during
December 31, to the September 30,
2004 expenses period 2005
$ $ $ $

Other current assets (note 4) 1,872,000 — (2,300) 1,869,700
Other assets (note 4) 3,286,600 — (1,918,200) 1,368,400
Accounts payable and
accrued liabilities (4,003,300) — (4,270,900) (8,274,200)
Other long-term
liabilities (note 6) (2,082,900) — (5,210,400) (7,293,300)
(927,600) — (11,401,800) (12,329,400)

Current portion of
deferred derivative loss 1,984,100 162,100 — 2,146,200
Deferred derivative loss 2,339,200 (1,519,500) — 819,700
4,323,300 (1,357,400) — 2,965,900
3,395,700 (1,357,400) (11,401,800) (9,363,500)

The change in the fair value of the derivatives during the three and nine months periods ended September 30, 2005, which amounted to ($5,890,000) and ($11,401,800), respectively, is recorded as Derivatives loss in the consolidated statements of operations and deficit. In addition, the Company recorded losses of $1,886,900 and $4,039,800 upon maturity of derivative financial instruments during the three and nine months periods ended September 30, 2005, respectively.

Fair value represents the amount at which financial instruments could be exchanged in an arm's length transaction between willing parties under no compulsion to act and is best evidenced by a quoted market price. The calculation of fair values is based on market conditions at a specific point in time and may not be reflective of future fair values.

11.

COST OF SALES

The detail of cost of sales for the three months period ended September 30, 2005 is as follows:

Cost of gold
Cost of gold sales - Cost of nickel
sales Nalunaq ore sales Total
$ $ $ $

Mining expenses 7,357,900 — 2,024,300 9,382,200
Purchase of gold ore — 5,724,700 — 5,724,700
Plant expenses 2,669,900 733,300 3,878,500 7,281,700
Smelting, refining and
transportation 1,583,700 — 8,391,400 9,975,100
By-products (2,617,000) — (4,904,000) (7,521,000)
Royalties — — 121,000 121,000
Variation in inventories of
final products (865,800) 3,654,600 (1,897,500) 891,300
8,128,700 10,112,600 7,613,700 25,855,000

The detail of cost of sales for the nine months period ended September 30, 2005 is as follows:

Cost of gold
Cost of gold sales - Cost of nickel
sales Nalunaq ore sales Total
$ $ $ $

Mining expenses 17,746,900 — 6,042,900 23,789,800
Purchase of gold ore — 14,017,200 — 14,017,200
Plant expenses 8,597,500 1,978,100 9,459,700 20,035,300
Smelting, refining and
transportation 5,198,500 — 21,135,400 26,333,900
By-products (7,453,900) — (11,734,400) (19,188,300)
Royalties — — 591,200 591,200
Variation in inventories of
final products (450,000) — (2,249,400) (2,699,400)
23,639,000 15,995,300 23,245,400 62,879,700

The detail of cost of sales for the three months period ended September 30, 2004 is as follows:

Cost of gold
Cost of gold sales - Cost of nickel
sales Nalunaq ore sales Total
$ $ $ $

Deferred stripping and other
mining expenses 6,642,000 — — 6,642,000
Purchase of gold ore — 8,368,500 — 8,368,500
Plant expenses 2,407,000 741,800 — 3,148,800
Smelting, refining and
transportation 1,068,000 — — 1,068,000
By-products (1,182,600) — — (1,182,600)
Variation in inventories of
final products — — — —
8,934,400 9,110,300 — 18,044,700

The detail of cost of sales for the nine months period ended September 30, 2004 is as follows:

Cost of gold
Cost of gold sales - Cost of nickel
sales Nalunaq ore sales Total
$ $ $ $

Deferred stripping and other
mining expenses 22,908,200 — — 22,908,200
Purchase of gold ore — 12,593,000 — 12,593,000
Plant expenses 8,955,500 1,266,800 — 10,222,300
Smelting, refining and
transportation 2,192,100 — — 2,192,100
By-products (2,697,000) — — (2,697,000)
Variation in inventories of
final products — — — —
31,358,800 13,859,800 — 45,218,600